JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 December 2002

02060234

02 DEC -5 AM 9:11

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Interim Results	-	**Dated 21 November 2002**
Increased Shareholding in Three Chinese Breweries	-	**Dated 22 November 2002**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

INCREASED SHAREHOLDING IN THREE CHINESE BREWERIES

London and Johannesburg, 22 November 2002. SABMiller plc and China Resources Enterprise Limited ("CRE") have, through their joint venture China Resources Breweries Limited ("CRB"), agreed to raise their ownership of three breweries from 90% to 100% to gain full control of the Snow beer brand.

CRB will buy the outstanding shares in China Resources (Shenyang) Snowflake Brewery Co. Ltd., Shenyang Snowflake Beer Co. Ltd. and Shenyang Shengyang Beer Co. Ltd. from Shenyang Pi Jiu Chang for a cash consideration of HK$131.6 million (US$16.9 million) plus an additional consideration, likely not to exceed HK$7.8 million (US$1 million). The price, including the additional consideration, represents approximately 2.8 times the proportionate share of the net asset value of the breweries, which are all in Shenyang, China's Northeast Liaoning Province.

CRB is China's second largest brewer and has invested in 28 breweries with annual production capacity of approximately 37 million hectolitres. In addition to Snow, its brand portfolio includes Blue Sword.

ENDS

Further information

Nick Chaloner — Tel: +44 20 7659 0119
Director of Communications
SABMiller plc

Media
Ciaran Baker — Tel: +44 20 7659 0120

Investor relations
Anna Miller-Salzman — Tel: +44 20 7659 0106

SAB MILLER

Interim Report

30 SEPTEMBER 2002


Americas
Europe
Africa
South Africa
Asia

SAB MILLER

INTERIM ANNOUNCEMENT

GROUP PERFORMANCE IN LINE WITH EXPECTATIONS

London and Johannesburg, 21 November 2002. SABMiller plc, a leading force in global brewing, today announces its six-month results to 30 September 2002. Highlights are:

Financial

	2002 US$m	2001 US$m	% change US$	£*
Turnover	3,977	2,176	83	74
– excluding Miller	2,670	2,176	23	17
EBITA	553	365	51	44
– excluding Miller	456	365	25	19
Profit before tax	374	302	24	18
Adjusted profit before tax	491	322	52	45
Adjusted earnings per share (US cents)	26.8	25.7	4	(1)
Adjusted earnings per share (SA cents) – up 30%	276.7	213.0		
Dividend per share (US cents)	6.5	6.5	—	

**Percentages expressed in terms of £ sterling movements are given above in order to aid comparability with other FTSE companies and are provided for information only.*

Operational

- Total beverage volumes up 57% to 75 million hls, organic up 5%
- Strong performance from Europe – EBITA up 22%
- South African businesses perform well despite currency decline
- Africa and Asia profits grow ahead of expectations – EBITA up 52%
- Miller integration proceeding as planned

Graham Mackay, Chief Executive, commented:

"Our established businesses have delivered good results and improved margins across the board, while we focus on integrating and positioning the strategically important new acquisitions in North and Central America. The benefits of an increasingly balanced portfolio play an important part in the group's overall results. We are working actively on numerous projects at Miller Brewing Company to improve its performance and are confident that the potential identified at acquisition will be realised over time."

This announcement, a copy of the slide presentation and video interviews with management are available on the SABMiller plc website at **www.sabmiller.com**. Video interviews with management can also be found at **www.cantos.com**.

Incorporated in England and Wales (Registration Number 3528416)

Business review

Operating performance

In the first half of the financial year, our widespread portfolio of businesses has shown impressive performances in a number of territories in the face of strong competition and global economic uncertainty. In all our established businesses, good results have been delivered, and our focus on productivity across the group has delivered improved margins in many businesses.

The group recorded organic volume growth of 4.7% for lager beer and a similarly pleasing 7.1% for carbonated soft drinks (CSDs). Results for the half year reflect the increasing benefit of a balanced and diversified portfolio, and our businesses in Europe, Africa and Asia, and South Africa have all reported strong underlying earnings growth. EBITA margins have continued to improve in most of our businesses, reaching 17% for the group excluding Miller Brewing Company (Miller), though the lower EBITA margin at Miller has diluted the group's margin in comparison with prior year. The acquisition of Miller has significantly changed the group and, accordingly, results for the half year are not directly comparable with those of the prior year.

At Miller, the initial focus in this early period has been on the integration of this business into the group. Since acquisition, more than ten integration teams have been working on synergy and performance improvement plans, to ensure long term value delivery. This work is by no means complete, and some of the implementation programmes will take up to eighteen months to deliver. Whilst Miller had a difficult three months to 30 September, we are confident that it will live up to our long term expectations and will deliver synergies for the group in excess of the initial estimate of US$50 million in year three.

In Central America, the process of integrating the beer and CSD operations in Honduras and El Salvador is well underway, and we are confident of the synergies and benefits being delivered. Reduced economic conditions in the region have necessitated an adjustment downward in performance expectations, and faced with heightened competition in the CSD businesses, we have strengthened our management team and increased our marketing and promotional activity.

Conversely, our European operations, benefiting from our strategy of building strong regional brand portfolios, have delivered excellent results, and profitability has increased across all countries. This is a very creditable performance considering the impact of flooding in the Czech Republic and the highly competitive environments in which we operate. Management has delivered improved volumes, market shares and margins in the majority of countries, with particularly strong performances coming from Czech and Poland.

Results from Africa and Asia are also above expectations. We have seen excellent trading in our larger African territories of Botswana, Mozambique and Tanzania and market share gains in the more competitive markets; and our equity accounted associate, Castel, has also delivered good results. In China, our acquisitions in the prior financial year have been successfully integrated, and a significant improvement in earnings for the first half has been seen, albeit from a relatively small base. Our fledgling Indian operation has delivered positive EBITA.

In South Africa, the rand has been relatively stable throughout the reporting period though still some 25% down on prior year against the US dollar. Within this context, the South African operations reported good results. Beer South Africa grew EBITA margin by 40 basis points, on similar volumes to those of the prior year. Other Beverage Interests and Hotels and Gaming both increased their US dollar EBITA and improved their margins.

Despite the intense management activity during these last six months, both pre and post the Miller acquisition, it is apparent from the above that operating management in our established businesses has retained its focus and has continued to deliver value throughout. In addition, over recent months, management resources have been strengthened at the corporate centre with key appointments in the Marketing, HR and Finance functions providing improved support to our wider portfolio of businesses and better coordination of global initiatives.

Much has been said in the corporate world about governance and the highly publicised corporate failures over the past year. The group continues to act prudently in its approach to reporting and management is satisfied that strong risk management processes and internal controls are in place.

General outlook

Significant management resources are being devoted to integrating Miller into the group and management remains confident of delivering favourable results in the medium term.

We remain convinced that the fundamentals are in place throughout the group's various businesses to deliver sound performance and cash flows. Rand stability, if maintained for the balance of the financial year, will assist the group to report real earnings growth for the full year.

We continue to explore opportunities across a wide front as the world brewing industry shows evidence of further consolidation.

Americas:

North America

Financial summary	2002* US$m
Turnover	1,307
EBITA	102#
EBITA margin (%)	7.8#
Sales volumes (hl 000's)	
Lager – excluding contract brewing	*12,734*
Lager – contract brewing	*3,001*

** Three months*

 # Before integration costs of US$5 million and after one-off FMB launch costs of US$16 million

The SABMiller integration process regarding Miller is proceeding as planned with combined teams working on more than ten integration and performance enhancement projects. A key initiative is the focus on improving brand equity, particularly the important Miller Lite brand. The majority of the marketing spend is being directed behind our core brands, and the effectiveness monitored closely. The 'route to market' is an important part of our strategy to rebuild sales momentum, and we continue to improve distributor relationships to enhance sales execution and focus on our brands.

As a key component of the SABMiller integration process, substantial work is being undertaken to enhance the performance culture within Miller in line with our practices. This greater emphasis on productivity and performance is expected to result in both medium and long term benefits. Areas of focus in the integration process that are expected to yield medium term cost savings and benefits in excess of the initial estimate of US$50 million, include: synergies in procurement (e.g. raw materials and packaging); a reduction in IT costs; sharing of 'best practice' in areas such as brewing, control systems, freight logistics etc; operational efficiencies and greater distribution for the Pilsner Urquell brand in the United States from leveraging Miller's distribution system; and benefits from rationalisation of the many export offices of PU International and Miller International.

Many of the above integration and performance improvement projects are still in their initial phases, and their implementation across many functions and the expected benefits to flow therefrom can only be expected in the medium term.

Domestic sales volumes were down 2.4% compared with the comparable period in the prior year, despite the introduction of our flavoured malt beverage (FMB) portfolio. Contract brewing volumes have increased by 28%, primarily driven by the transfer of Pabst volume to Miller breweries from Pabst Lehigh brewery after its closure in September 2001. International performance has improved mainly due to higher export volumes in Mexico and Canada.

Turnover was up 5.1% versus the prior year's quarter. Domestic beer industry fundamentals for pricing continue to be strong and the improved pricing on Miller Lite, Miller Genuine Draft, Milwaukee's Best and Miller High Life brands supported the turnover increase. This favourable pricing was partly offset by price promotion expenses on our core brands. Pricing gains were also offset by lower domestic shipment volumes. Domestic market share for the nine months to 30 September 2002 was 19.2%, down 0.5% from the prior year period.

EBITA for the second quarter was below the estimated EBITA for the prior year. This change is due mainly to a decline in domestic volumes as well as substantial increases in marketing spend directed at our trademark brand, Miller Lite, and upfront support for our recently launched FMB brands. A positive component to the margin, which partly offsets the marketing investment, is the inclusion of the higher margin FMB portfolio of Skyy Blue, Stoli Citrona, Sauza Diablo, and Jack Daniel's Hard Cola. The growth of the FMB category in the United States has slowed, but we intend to continue participating in this new and important segment of the market.

Central America

Financial summary	2002 US$m
Turnover	261
EBITA	35#
EBITA margin (%)	13.2#
Sales volumes (hl 000's)	
Lager	*851*
Carbonated soft drinks	*3,250*
Other beverages	*1,293*

#Before reorganisation costs of US$4 million

During the extensive restructuring and integration of our businesses, there has been aggressive CSD competitive activity both in El Salvador and Honduras. This, combined with a weak economic environment in the region, has adversely affected volumes, revenues and hence margins. For the six months, CSD volumes have declined 6% and beer volumes are 1% up on the prior period.

In El Salvador, focused CSD promotional activity has arrested the market share decline. This activity has stimulated the overall market, thus partially offsetting our market share loss and leaving volumes 3% below prior year. The fruit juice market has been negatively affected by the activity in the CSD market, but we have held market share.

In Honduras, CSD volumes were 7% below the prior year which were artificially stimulated by abnormal promotional activity. After an initial market share loss early in the year, our share has been stabilised and the first industry price increase in almost 2 years has been achieved.

Domestic beer volumes in El Salvador are in line with prior year but export volumes are below expectation. Honduran beer volumes are growing for the first time in three years as a result of improved customer service and sales force management.

The restructuring process continues as planned. The El Salvador packaging manufacturing operations have been closed with the transfer of key assets to other group operations. The remaining El Salvador operations are being integrated and specific cost savings and synergies which exceed those identified at acquisition are starting to come through. Rationalisation in Honduras is also producing cost savings and the benefits will reflect in the financials earlier than in El Salvador as the integration task in this country is considerably simpler.

We continue to believe that the integrated beer and CSD model will deliver improved performance when it is fully entrenched.

Europe

Financial summary	2002 US$m	2001 US$m	% change US$
Turnover	899	736	22
EBITA	169	138	22
EBITA margin (%)	18.8	18.7	
Sales volumes (hl 000's)			
Lager	*14,212*	*12,847*	*11*

SABMiller's European operations have again produced good operational performances for the first half of the year, with EBITA up 22% and an improvement in margin. Our successful strategy of developing strong regional brand portfolios has resulted in volume growth of 11% and EBITA margin enhancement, driven by our key markets of Poland and Czech. Central European currencies have been firm, underpinning results reported in US dollars.

Growth in the Polish beer market has been strong at around 8%, assisted by good summer weather. SABMiller's Kompania Piwowarska (KP) achieved 11% volume growth, exceeding 31% market share, boosted by the successful launch of a new brand, Debowe, competing in the strong beer segment. KP's flagship brand, Tyskie, showed a year on year volume increase of 10% and Redd's continues its good growth momentum.

The Pilsner Urquell group increased its volumes by 6% compared to the prior year, with all of its drive brands showing growth in a static beer market. Whilst the floods in August resulted in some lost production, recovery was quick. The Pilsner Urquell brand performed well with its domestic volumes up 13% against the previous year, while both Gambrinus and Kozel showed strong growth. Further operational efficiencies, particularly in relation to procurement, and 3% in real pricing contributed to the achievement of a significant improvement in earnings. Our acquisition of Pilsner Urquell over three years ago is continuing to deliver synergy benefits well ahead of our initial projections.

Our volumes in Russia are up 8% and our international premium brands, Miller Genuine Draft and Holsten, showed significant growth, almost doubling volume compared to prior year. A new brand, Try Bogatyrya, was introduced into the growing mainstream segment during July with early volumes in line with expectations. However, volumes for our local premium brand, Zolotaya Bochka, have been disappointing and are below prior year levels. The Russian beer market slowed in the last quarter, and particularly during September, but we expect the market to continue to show reasonable growth. Significant investment has been made in marketing behind our brands, impacting profitability during the period. Work continues on expansion at Kaluga brewery which will raise capacity to 3.5 million hectolitres by the next summer season, at a cost of US$60 million.

In Hungary, the total beer market is estimated to have grown by 5%. Dreher's market share grew 1%, with volumes increasing by 7% against prior year. Profitability and cash flow here continued to improve. The beer market in Romania grew marginally at around 1.4% and our local operations have increased market share to approximately 15%. Our Ursus premium brand, as well as Timisoreana Lux, have driven volume, while ongoing merger synergies and productivity gains have boosted profits and cash flow.

The market in the Canary Islands has suffered from a decline in international tourism resulting in a volume decrease of around 2%. However, operational efficiencies in our two breweries have resulted in an increase in margins. In Slovakia, the Saris brewery has shown impressive volume growth of 24% over the previous year, driven to a large extent by the strength of our licensed Czech brands.

Our international premium brand, Pilsner Urquell, continues to perform well in the key markets of Germany, USA and the United Kingdom. Sales volumes in these markets are encouraging, with volumes up 32%, 19% and 38% respectively on the prior year. In total, volumes of Pilsner Urquell outside the Czech Republic have increased by 21% to 356,000 hls compared to the same period in the prior year.

Africa and Asia

Financial summary	2002 US$m	2001 US$m	% change US$
Turnover	**590**	430	37
EBITA	**114**	75	51
EBITA margin (%)	**19.3**	17.5	
*Sales volumes (hl 000's)**			
Lager	***19,283***	*12,347*	*56*
Carbonated soft drinks	***1,902***	*1,403*	*36*
Other beverages	***5,328***	*5,208*	*2*

**Castel volumes of 4,971 (2001: 4,681) hls 000's lager beer and 4,391 (2001: 3,869) hls 000's carbonated soft drinks and 404 (2001: 275) hls 000's other beverages are not included.*

Africa

Lager sales volumes grew 2.9% (organic 5.2% after disposals), CSDs grew 35.6% (organic 14.3%) and traditional beer declined by 6.3%. Strong underlying operating results were achieved. Although currencies in the African countries in which we operate stabilised during the calendar year following the sharp declines experienced in the previous year, the good results of this half year were still impacted.

Major contributions to our results came from improved trading conditions in comparison with last year in Botswana, Mozambique and Tanzania with the latter benefiting from a good agricultural season. The acquisition activity in Africa undertaken during the past year namely the acquisitions of the Coca-Cola bottler in Zambia and the Laurentina Brewery in Maputo, Mozambique from Castel and the commencement of the rationalisation of the Tanzanian operations, also had a marked impact.

Continued market share gains in Ghana resulted in volume growth in excess of 50% for the period, with industry volumes also starting to recover. Some recovery was achieved in Uganda in terms of both market share and industry volume, the latter on the back of a modest decrease in excise. However, we have some way to go to achieve a satisfactory level of performance in Uganda. The recent introduction of VAT in Botswana has resulted in across-the-board increases in prices to the consumer, thereby disrupting excellent sales momentum built up during the earlier part of the period. Economic prospects in Zambia have turned down due to the effects of a drought and the performance of the key copper mining sector but plans are under way to extract synergies from our three beverage businesses. The end of the civil war in Angola continues to benefit our Luanda and Lubango Coca-Cola bottlers, although smuggled products from neighbouring territories have a major negative impact on sales growth.

SABMiller's pan-African premium brands, Castle Lager and Castle Milk Stout, grew 22% over the comparable prior year period.

Castel beverage volumes are up 10.7% and our share of their profits has increased by almost 30%. The Castel relationship has led to our acquisition of their operations in Mozambique and discussions are taking place with regard to CSD interests in Angola. We continue to investigate opportunities for joint participation in both new territories and areas such as procurement.

Finally, all regulatory and shareholder consents in both Tanzania and Kenya have now been obtained, paving the way for the completion of the East African restructuring announced in May this year.

Asia

In China volumes grew 66.5% (organic 7.5%) and profitability more than doubled as a result of our success in restructuring and consolidating the significant strategic acquisitions made during the previous financial year.

Overcapacity and pressure on pricing in the Chinese beer market still remain a concern. However, trading benefited from our ongoing reorganisation of operations and we continue to play a leading role in the consolidation of the beer industry.

A pleasing performance was recorded by our small Indian operation, which reported positive EBITA for the period.

South Africa:

Beer South Africa

Financial summary	2002 US$m	2001 US$m	% change US$
Turnover	**524**	594	(12)
EBITA	**118**	132	(10)
EBITA margin (%)	**22.6**	22.2	
Sales volumes (hl 000's)	***11,083***	*11,113*	—

Beer volumes improved during the second quarter of the year reversing the volume decline of the first quarter and ending the period in line with last year. Adjusting for the impact of Easter, which fell into the prior financial year, volumes are up by around 1% in the domestic market.

Notwithstanding steep increases in raw material prices, exacerbated by the devaluation of the rand towards the end of last year, operating margins showed an improvement, increasing 40 basis points to 22.6%.

Beer South Africa has gained share of the alcoholic fruit beverage (AFB) and premium segments of the market. This has been supported by the entry of Redd's Dry last year and the launch of Brutal Fruit and Sterling Light Lager earlier this year. Brutal Fruit enjoyed a particularly successful launch. Given the unique bottle design of this product, our glass suppliers have been unable to meet the significant sales demand but we expect these supply issues to be resolved early in the new year. Sterling Light Lager's consumer proposition of low alcohol with the full beer taste has also shown potential for further performance.

Castle Lager, our flagship brand, will be participating as a key sponsor of the World Cup Cricket tournament, to be held in South Africa next year, providing an excellent opportunity to further enhance the brand's positioning.

Independent customer service ratings of Beer South Africa are at an all time high with the company further improving its service offering. Focus continues on the rollout of the refrigeration programme as well as the innovative point of sale "beer theatre". In addition, emphasis is being placed on the development and execution of other innovative and promotional concepts.

In regard to legislation, expectations are that the national Liquor Bill will only be tabled towards the middle of next year. It has again been confirmed that the assurances by the Minister and the Department of Trade and Industry regarding the retention by manufacturers of their depots and their ability to deliver direct to retailers, remain intact.

Following the investigation into horizontal restrictive practices, concluded at the beginning of the year, the Competition Commission is now investigating aspects of vertical restrictive practices in the industry. Beer South Africa remains confident that its conduct and practices are fully compliant.

The rate of decrease of consumer spending on non-durable goods is slowing and the low price wine surplus is now declining rapidly, and this should have a positive impact on beer sales going forward.

Other Beverage Interests

Financial summary	2002 US$m	2001 US$m	% change US$
Turnover	305	327	(7)
– ABI	228	237	(4)
EBITA	29	25	15
– ABI	22	22	(2)
EBITA margin (%)	9.5	7.7	
– ABI	9.4	9.2	
Sales volumes (hl 000's)			
Soft drinks	*5,146*	*4,837*	*6*
– ABI	*4,962*	*4,611*	*8*

Amalgamated Beverage Industries

ABI recorded very good volume growth for the period, with the carbonated soft drinks category growing strongly on a like for like basis at 4.8%. This growth is against a background of rising consumer inflation and high interest rates.

A solid financial performance has been delivered, despite significant increases in the price of raw materials. Strong volume growth, efficiency in production and control of overheads enabled ABI to offset these increases.

Volumes are expected to continue on a positive trend for the remainder of the year.

Appletiser

Sales volumes of sparkling fruit beverages in South Africa, which had been in a three year declining trend, improved significantly following last year's repositioning of the flagship Appletiser brand and recorded growth of 19% over the half year to September 2001. Valpre spring water continued to lead the market. International sales of sparkling fruit beverages recorded volume growth of 7% over the prior period.

Notwithstanding significantly increased supplier prices, particularly in respect of packaging materials and imported ingredients, attributable earnings improved substantially year on year in local currency.

Wines and Spirits

The merger between Distillers Corporation (SA) Limited and Stellenbosch Farmers' Winery Group Limited under the name of Distell has enabled the company to make substantial progress in becoming an effective player in international alcoholic beverage markets.

That Distell is capable of meeting the challenges of these markets has been borne out by its performance over the past year: Distell's rand operating profit has increased by 42% compared to the prior period. The company will continue using its merged resources to achieve its overarching goal of becoming a sizeable market player, building strong and profitable brands across its wine, spirits and flavoured alcoholic beverage portfolios.

Hotels and Gaming

Financial summary	2002 US$m	2001 US$m	% change US$
Turnover	91	89	3
EBITA	17	10	84
EBITA margin (%)	19.2	10.7	
*Revpar**	*$28.45*	*$25.31*	

**Revenue per available room*

Turnover for the first six months of the financial year was significantly up in local currency on the same period last year, primarily due to the turnaround in the South African hotel industry which began in December 2001. Our hotel occupancies at 72% are 9 percentage points up on the same period last year. Average room rates have shown real growth translating into a rand Revpar improvement of 40%. The hotel division received a boost from the hosting of the World Summit on Sustainable Development in late August. The success of this event confirmed the ability of South Africa's hospitality industry to compete internationally and it is hoped that this will help to further tourism interest in the region. Occupancies are expected to sustain their high levels during the remainder of the financial year and will be assisted by the hosting of the Cricket World Cup in February.

The gaming portfolio continues to perform well. The Gauteng market has been buoyant during the first six months of the financial year showing 14% growth over the same period last year and Montecasino, Gauteng's premier casino complex, improved its market share. Phase 1 of the Suncoast casino development in Durban, which includes the casino, cinemas and limited restaurant and retail facilities at a cost of US$90 million (R900 million), is scheduled to open on 27 November 2002.

Financial information

Segmental analysis

We have expanded the segmental analysis to include the two new segments of North America and Central America. Information is provided on volumes, turnover, EBITA and EBITA margin, together with a commentary on each segment.

Accounting for volumes

In the determination and disclosure of reported sales volumes the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Distell and Castel). In these latter cases, the financial results of operations are equity accounted in terms of UK GAAP, but volumes are excluded. Miller contract brewing volumes are excluded from total volumes, however turnover from contract brewing is included within group turnover.

Acquisitions

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Philip Morris Companies Inc. (Philip Morris) in exchange for the issue of 430 million shares in SAB. The shares issued to Philip Morris comprise two classes of equity capital; ordinary shares and unlisted participating shares. The total of these shares is equivalent to an economic interest of 36.03% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Philip Morris' total voting rights have been capped at 24.99% of the votes exercisable at a general meeting. Further details of the acquisition are given in note 7.

Goodwill amortisation

Goodwill amortisation at US$105 million is up significantly over the prior period reflecting the major acquisition activity undertaken over the previous 12 months.

Treasury

Gross borrowings have increased to US$3,558 million from US$1,535 million at 31 March 2002, principally as a result of the US$2 billion of borrowings assumed with Miller Brewing Company. These borrowings will be

refinanced in the next financial year. Net debt has also increased to US$3,234 million. The average loan maturity is two years and the average borrowing rate is now below 4.5%.

Interest

Net interest payable of US$74 million is up from US$46 million in the prior year first half due to the increase in borrowings incurred to fund acquisitions in the second half of the previous financial year and the borrowings acquired with Miller Brewing Company in the current financial year.

Taxation

The effective tax rate, before goodwill amortisation, is 30.8%. This, however, includes an exceptional US$8 million deferred tax credit in relation to tax losses in one of ABI's wholly owned subsidiaries which have been assessed in the period. Excluding this, the effective tax rate before goodwill amortisation is 32.5%. The increase compared to the prior year and the year to 31 March 2002 is attributable to increased profits in companies with higher effective tax rates and the lower use of assessed losses.

Associates

The share of operating profit of associates has increased by US$22 million compared to the same period in the prior year, with the majority of the increase coming from Castel in Africa and from the successful turn around in China of our acquisitions made in the prior financial year.

Dividend

The board has declared an unchanged interim dividend of 6.5 US cents. The dividend will be payable on 20 December 2002 to shareholders on the London and Johannesburg Registers on Friday, 6 December 2002. The ex-dividend trading dates as stipulated by the London Stock Exchange will be 4 December 2002 on the London Exchange and 2 December 2002 on the Johannesburg Securities Exchange South Africa as stipulated by STRATE. As the group reports primarily in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 15 November 2002, being the last practical date before the declaration date will be used for the conversion ($/£ = 1.5790 and R/$ = 9.6500), resulting in an equivalent interim dividend of UK 4.1165 pence per share for UK shareholders and SA 62.7250 cents per share for RSA shareholders.

To comply with the requirements of STRATE in South Africa; from the close of business on 29 November 2002 until close of business on 6 December 2002, no transfers between the UK and South African Registers will be permitted and no shares may be materialised or dematerialised.

The pro-rata dividend to be paid in US dollars to Philip Morris on the 430,000,000 listed and unlisted shares held by them is apportioned to the number of days in which they held the shares for the first half year, and is calculated at US 2.98360 cents a share.

Enquiries:

London

SABMiller plc		Tel: +44 20 7659 0100
Nick Chaloner	Director of Communications	Tel: +44 20 7659 0119 Mob: +44 7880 502 755
Anna Miller Salzman	Head of Investor Relations	Tel: +44 20 7659 0106 Mob: +44 7973 837 070
Ciaran Baker	Head of Corporate Communications	Mob:+44 7979 954 493

This announcement, a copy of the slide presentation and video interviews with management are available on the SABMiller plc website at **www.sabmiller.com**.Video interviews with management can also be found at **www.cantos.com.**

Pictures for the media are available from **www.newscast.co.uk**

JSE Alpha code: SAB   Issuer code: SOSAB   ISIN code: GB0004835483

DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

This statement, which should be read in conjunction with the independent review report of the auditors set out below, is made to enable shareholders to distinguish the respective responsibilities of the directors and the auditors in relation to the consolidated interim financial information, set out on pages 14 to 26, which the directors confirm has been prepared on a going concern basis and follows all applicable accounting standards. The directors consider that the group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates.

On behalf of the board

E A G Mackay
Chief Executive

M I Wyman
Chief Financial Officer

20 November 2002

INDEPENDENT REVIEW REPORT TO SABMILLER plc

Introduction

We have been instructed by the company to review the financial information which comprises the profit and loss account, the statement of total recognised gains and losses, the balance sheet, the cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.

A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants

London
20 November 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

for the six months ended 30 September

	Notes	**Six months ended 30/9/02 Unaudited US$m**	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Turnover (including share of associates' turnover)	2			
Continuing operations		**2,670**	2,176	4,364
Acquisitions		**1,307**	—	—
Total continuing operations		**3,977**	2,176	4,364
Less: share of associates' turnover (all continuing)		**(388)**	(317)	(647)
Group turnover	2	**3,589**	1,859	3,717
Net operating costs		**(3,205)**	(1,553)	(3,098)
Group operating profit				
Continuing operations		**345**	306	619
Acquisitions		**39**	—	—
Total continuing operations		**384**	306	619
Share of operating profit of associates (all continuing)	2	**64**	42	85
Profit on ordinary activities before interest and taxation	2	**448**	348	704
Net interest payable		**(74)**	(46)	(98)
Group		**(65)**	(38)	(83)
Associates		**(9)**	(8)	(15)
Profit on ordinary activities before taxation		**374**	302	606
Taxation on profit on ordinary activities	3	**(148)**	(91)	(208)
Profit on ordinary activities after taxation		**226**	211	398
Equity minority interests		**(66)**	(50)	(105)
Profit for the financial period		**160**	161	293
Basic earnings per share (US cents)	4	**16.7**	23.2	40.7
Headline earnings per share (US cents)	4	**26.7**	25.2	48.0
Adjusted basic earnings per share (US cents)	4	**26.8**	25.7	48.7
Diluted earnings per share (US cents)	4	**16.7**	22.9	40.3
Adjusted diluted earnings per share (US cents)	4	**26.1**	25.4	47.7
Dividend per share (US cents)		**6.5**	6.5	25.0

CONSOLIDATED BALANCE SHEETS

at 30 September

	30/9/02 Unaudited US$m	30/9/01 Unaudited US$m	31/3/02 Audited US$m
Fixed assets			
Intangible assets	**6,486**	904	1,804
Tangible assets	**3,098**	1,737	1,858
Investments	**1,145**	1,073	1,096
Investments in associates	**497**	432	462
Other fixed asset investments	**648**	641	634
	10,729	3,714	4,758
Current assets			
Stock	**407**	202	238
Debtors	**829**	353	405
Investments	**5**	297	45
Cash at bank and in hand	**319**	195	245
	1,560	1,047	933
Creditors – amounts falling due within one year	**(1,547)**	(903)	(1,160)
Interest bearing debt	**(212)**	(176)	(240)
Other	**(1,335)**	(727)	(920)
Net current assets	**13**	144	(227)
Total assets less current liabilities	**10,742**	3,858	4,531
Creditors – amounts falling due after one year	**(3,362)**	(1,284)	(1,311)
Interest bearing debt	**(3,346)**	(1,278)	(1,295)
Other	**(16)**	(6)	(16)
Provisions for liabilities and charges	**(651)**	(179)	(166)
Net assets	**6,729**	2,395	3,054
Ordinary shareholders' funds	**6,002**	2,046	2,309
Equity minority interests	**727**	349	745
Capital employed	**6,729**	2,395	3,054

CONSOLIDATED CASH FLOW STATEMENTS

for the six months ended 30 September

	Notes	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Net cash inflow from operating activities	5	**694**	466	975
Dividends received from associates		**13**	6	13
Returns on investments and servicing of finance				
Interest received		**19**	19	35
Interest paid		**(78)**	(46)	(100)
Interest element of finance lease rental payments		**—**	—	(12)
Dividends received from other investments		**1**	2	2
Dividends paid to minority interests		**(84)**	(71)	(96)
Net cash outflow from returns on investments and servicing of finance		**(142)**	(96)	(171)
Taxation paid		**(137)**	(97)	(179)
Capital expenditure and financial investments				
Purchase of tangible fixed assets		**(186)**	(133)	(266)
Sale of tangible fixed assets		**11**	7	16
Purchase of investments		**(15)**	(65)	(61)
Sale of investments		**3**	13	12
Net cash outflow for capital expenditure and financial investments		**(187)**	(178)	(299)
Acquisitions and disposals				
Purchase of subsidiary undertakings		**(46)**	(82)	(672)
Sale of subsidiary undertakings		**—**	1	1
Net cash/(overdraft) acquired with subsidiary undertaking		**6**	(15)	(2)
Purchase of shares from minorities		**(7)**	(15)	(32)
Purchase of shares in associates		**(6)**	(8)	(57)
Net funding from/(to) associates		**4**	(4)	(6)
Net cash outflow for acquisitions and disposals		**(49)**	(123)	(768)
Equity dividends paid to shareholders		**(141)**	(128)	(173)
Management of liquid resources				
Sale/(purchase) of short-term liquid instruments		**40**	(247)	12
Cash withdrawn from short-term deposits		**—**	3	7
Net cash inflow/(outflow) from management of liquid resources		**40**	(244)	19
Financing				
Issue of shares		**1**	3	401
Issue of shares to minorities		**3**	1	1
New loans raised		**155**	1,111	1,189
Repayment of loans		**(219)**	(663)	(892)
Net cash (outflow)/inflow from financing		**(60)**	452	699
Increase in cash in the period	6	**31**	58	116

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

for the six months ended 30 September

	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Profit for the financial period	**160**	161	293
Currency translation differences on foreign currency net investments	**154**	(79)	(212)
Other movements	**2**	—	8
Total recognised gains and losses for the period	**316**	82	89

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

for the six months ended 30 September

	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Profit for the financial period	**160**	161	293
Other recognised gains and losses relating to the period (net)	**156**	(79)	(204)
Dividend declared by SABMiller plc*	**(63)**	(45)	(187)
Issue of shares to SABMiller shareholders	**3,440**	3	401
Net increase in shareholders' funds	**3,693**	40	303
Shareholders' funds at start of period	**2,309**	2,006	2,006
Shareholders' funds at end of period	**6,002**	2,046	2,309

**Dividend received on shares held by Safari Limited netted off.*

1. Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention in accordance with Accounting Standards applicable in the United Kingdom, and, on the basis of the accounting policies, all of which have been applied consistently throughout the period and the preceding year as set out on pages 70 to 74 of the 2002 annual report.

The group financial statements consolidate those of the company and all of its subsidiary undertakings together with the attributable share of the results of associated undertakings. The principal subsidiary and associated undertakings are all coterminous with those of the company, except for the group's significant associated undertaking, Distell Group Limited (formerly Distillers Corporation (SA) Limited and Stellenbosch Farmers' Winery Group Limited), which has a statutory accounting reference date of 30 June and is therefore accounted for three months in arrears.

The financial information in this report does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985 (as amended).

2. Segmental analysis

Turnover	**Six months ended 30/9/02 Unaudited US$m**	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Business segment analysis			
Americas:			
North America	**1,307**	—	—
Central America	**261**	—	186
Europe	**899**	736	1,280
Africa and Asia	**590**	430	946
Associates' share	**(253)**	(175)	(367)
	337	255	579
South Africa:			
Beer South Africa	**524**	594	1,112
Other Beverage Interests	**305**	327	676
Associates' share	**(98)**	(106)	(212)
	207	221	464
Hotels and Gaming	**91**	89	164
Associates' share	**(37)**	(36)	(68)
	54	53	96
Group	**3,977**	2,176	4,364
Associates' share	**(388)**	(317)	(647)
	3,589	1,859	3,717

2. Segmental analysis *(continued)*

Operating profit	**Six months ended 30/9/02 Unaudited US$m**	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Business segment analysis			
Americas:			
North America	**39**	—	—
Central America	**7**	—	7
Europe	**151**	124	168
Africa and Asia	**109**	72	162
Associates' share	**(48)**	(31)	(51)
	61	41	111
South Africa:			
Beer South Africa	**118**	132	287
Other Beverage Interests	**29**	25	95
Associates' share	**(8)**	(5)	(19)
	21	20	76
Hotels and Gaming	**17**	10	28
Associates' share	**(8)**	(6)	(15)
	9	4	13
Central administration	**(22)**	(15)	(35)
Group – excluding exceptional items	**448**	348	712
Associates' share	**(64)**	(42)	(85)
	384	306	627
Exceptional items			
Europe	—	—	(8)
Group – including exceptional items	**448**	348	704
Associates' share	**(64)**	(42)	(85)
	384	306	619

2. Segmental analysis *(continued)*

EBITA	**Six months ended 30/9/02 Unaudited US$m**	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Business segment analysis			
Americas:			
North America	**97**	—	—
Central America	**31**	—	22
Europe	**169**	138	198
Africa and Asia	**114**	75	171
Associates' share	**(49)**	(32)	(54)
	65	43	117
South Africa:			
Beer South Africa	**118**	132	287
Other Beverage interests	**29**	25	95
Associates' share	**(8)**	(5)	(19)
	21	20	76
Hotels and Gaming	**17**	10	28
Associates' share	**(8)**	(6)	(15)
	9	4	13
Central administration	**(22)**	(15)	(35)
Group – excluding exceptional items	**553**	365	766
Associates' share	**(65)**	(43)	(88)
	488	322	678
Exceptional items			
Europe	**—**	—	(8)
Group – including exceptional items	**553**	365	758
Associates' share	**(65)**	(43)	(88)
	488	322	670

2. Segmental analysis *(continued)*

EBITDA	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Business segment analysis			
Americas:			
North America	**133**	—	—
Central America	**54**	—	41
Europe	**223**	175	293
Africa and Asia	**86**	64	151
South Africa:			
Beer South Africa	**143**	160	343
Other Beverage Interests	**29**	28	89
Hotels and Gaming	**12**	8	21
Central administration	**(31)**	(15)	(33)
Group – excluding exceptional items	**649**	420	905
Exceptional items			
Europe	—	—	(1)
Group – including exceptional items	**649**	420	904

3. Taxation on profit on ordinary activities

	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Current taxation	**135**	75	174
Prior year adjustments	**(1)**	—	(1)
Withholding taxes and secondary taxation on companies	**4**	4	10
Share of associates' taxation charge	**12**	8	21
Deferred taxation*	**(2)**	4	4
	148	91	208
Effective tax rate, before goodwill amortisation and exceptional items (%)	**30.8***	28.6	31.2

**Effective tax rate before tax credit of US$8 million on ABI assessed loss was 32.5%.*

4. Earnings per share

	Six months ended 30/9/02 Unaudited US cents	Six months ended 30/9/01 Unaudited US cents	Year ended 31/3/02 Audited US cents
Basic earnings per share	**16.7**	23.2	40.7
Headline earnings per share	**26.7**	25.2	48.0
Adjusted basic earnings per share	**26.8**	25.7	48.7
Diluted earnings per share	**16.7**	22.9	40.3
Adjusted diluted earnings per share	**26.1**	25.4	47.7

The calculation of basic earnings per share has been based on the profit for the financial period as shown below, and on a weighted average number of shares in issue of 960,541,589 (2001: 697,888,455).

At 30 September 2002 there were 10,161,900 share options outstanding under the RSA Executive Share Purchase Scheme, 5,307,146 share options outstanding under the SABMiller plc Executive Share Option Scheme (Approved Scheme and Unapproved (No 2) Scheme combined) and 1,040,902 conditional awards under the Performance Share Award Scheme, which have not yet vested. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,034,447,184 after adjusting for 73,905,595 weighted potentially dilutive shares arising from the share options and the guaranteed convertible bond, and the profit for the financial period as shown below, adjusted for an interest saving of US$13 million on the 4.25% guaranteed convertible bond. The average share price of SABMiller plc since the beginning of the financial period, used in determining the number of potentially dilutive shares, is US$7.66 compared with an average strike price on the outstanding options of US$5.59.

The group has also presented an adjusted basic earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the periods shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial period and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research ('IIMR')'s Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

4. Earnings per share *(continued)*

	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Restated US$m	Year ended 31/3/02 Restated US$m
Profit for the financial period	**160**	161	293
Amortisation of goodwill	**105**	17	54
Brewery closure costs in Pitesti (Romania)	**—**	—	9
Asset impairment provision in Ursus (Romania)	**—**	—	10
Reversal of impairment provision in Velke Popovice (Czech)	**—**	—	(11)
Impairment costs in Africa	**—**	—	2
Loss/(profit) on sale of fixed assets and investments	**3**	(1)	(4)
Taxation effects of the above items	**(1)**	—	—
Minority interests' share of the above items	**(10)**	(1)	(7)
Headline earnings	**257**	176	346
Integration/reorganisation costs*	**9**	4	7
Taxation effects of the above items	**(1)**	(1)	(2)
Deferred tax adjustment due to assessed loss (ABI)	**(8)**	—	—
Minority interests' share of the above items	**—**	—	(1)
Adjusted earnings	**257**	179	350

**Comprises integration costs of Miller (US$5 million) and reorganisation costs in Central America (US$4 million) in the current period.*

5. Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Operating profit	**384**	306	619
Depreciation: Tangible fixed assets	**134**	85	176
Depreciation: Containers	**20**	13	34
Container breakages and shrinkage	**8**	5	10
Amortisation of intangible fixed assets	**104**	16	51
Dividends received from other investments	**(1)**	(2)	(2)
Loss/(profit) on sale of fixed assets	**3**	—	(3)
Brewery closure costs in Pitesti (Romania)	**—**	—	8
Asset impairment provision in Ursus (Romania)	**—**	—	10
Reversal of impairment provision in Velke Popovice (Czech)	**—**	—	(11)
Deferred income	**—**	—	1
Other non-cash movements	**(3)**	(3)	11
Net cash inflow from operating activities before working capital movements ('EBITDA')	**649**	420	904
Increase in stock	**(30)**	—	(7)
Increase in debtors	**(33)**	(55)	(37)
Increase in creditors	**108**	101	115
Net cash inflow from operating activities	**694**	466	975

6. Reconciliation of net cash flow to movement in net debt

	Six months ended 30/9/02 Unaudited US$m	Six months ended 30/9/01 Unaudited US$m	Year ended 31/3/02 Audited US$m
Increase in cash	**31**	58	116
Net cash outflow/(inflow) from decrease/(increase) in debt and lease financing	**64**	(448)	(297)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	**(40)**	244	(19)
Change in net debt resulting from cash flows	**55**	(146)	(200)
Loans and finance leases acquired with subsidiary undertakings	**(2,019)**	(4)	(261)
Exchange movements	**(23)**	23	54
Amortisation of bond costs	**(2)**	—	(3)
Movement in net debt in the period	**(1,989)**	(127)	(410)
Opening net debt	**(1,245)**	(835)	(835)
Closing net debt	**(3,234)**	(962)	(1,245)

7. Acquisitions

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Philip Morris Companies Inc. (Philip Morris) in exchange for the issue of 430 million shares in SAB. The shares issued to Philip Morris comprise two classes of equity capital; ordinary shares and unlisted participating shares. The total of these shares is equivalent to an economic interest of 36.03% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Philip Morris' total voting rights have been capped at 24.99% of the votes exercisable at a general meeting.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, are as follows:

	Book value US$m	**Fair value adjustments US$m**	**Provisional fair value US$m**
Tangible fixed assets	**961**	**172**	**1,133**
Intangible fixed assets	**357**	**(357)**	**—**
Other investments	**2**	**—**	**2**
Stock	**131**	**—**	**131**
Debtors[1]	**503**	**(120)**	**383**
Cash and cash equivalents	**6**	**—**	**6**
Creditors due within one year	**(408)**	**34**	**(374)**
Creditors due after one year	**(2,007)**	**7**	**(2,000)**
Provisions for liabilities and charges	**(469)**	**6**	**(463)**
Minority interests	**(24)**	**18**	**(6)**
Net assets acquired	**(948)**	**(240)**	**(1,188)**
Goodwill			**4,671**
Consideration			**3,483**
Total consideration is comprised as follows:			
Shares issued			**3,438**
Cash costs			**45**
			3,483

In accordance with the group's accounting policy, the goodwill of US$4,671 million arising on consolidation has been stated on the group's balance sheet as an intangible asset and is being amortised over 20 years.

[1]The principal adjustment relates to the reversal of pension and other post retirement benefit assets following a SSAP 24 valuation.

8. Post balance sheet events

East Africa

The regulatory and shareholder consents required to effect the East African transaction announced in May this year have progressed according to plan, culminating with Tanzania Breweries' shareholders unanimously voting in favour of the transaction at an Extraordinary General Meeting held in Dar es Salaam on 8 November 2002. All consents are now to hand and formal closure of the transaction is expected shortly.

SABMiller plc
(Registration No. 3528416)

Company Secretary
A O C Tonkinson

Registered Office
Dukes Court, Dukes Street
Woking
Surrey GU21 5BH
England
Telefax +44-1483-264117
Telephone +44-1483-264000

Head Office
One Stanhope Gate
London W1K 1AF
Telefax +44-20-7659-0111
Telephone +44-20-7659-0100

Internet address
http://www.sabmiller.com

Investor Relations
anna.millersalzman@sabmiller.com
Telephone +44-20-7659-0100

Independent Auditors
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
England
Telefax +44-20-7804-4770
Telephone +44-20-7583-5000

Registrar (United Kingdom)
Capita IRG plc
Balfour House
390-398 High Road
Ilford, Essex IG1 1NQ
United Kingdom
Telefax +44-20-8478-7717
Telephone +44-20-8639-2000

Registrar (South Africa)
Computershare
70 Marshall Street, 9th Floor
Johannesburg 2000
South Africa
Telefax +27-11-370-5312
Telephone +27-11-370-5487

United States ADR depository
The Bank of New York
ADR Department
620 Avenue of the Americas, Floor 6,
New York, NY 10011
United States of America
Telefax +1-212-462-6215
Telephone +1-212-462-6667

Internet http://www.adrbny.com/
Toll free 1-888-269-2377 (USA & Canada)

SAB MILLER